# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liftoff Mobile, Inc., CIK 0001850351
CUSIP: 53229X101
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 Middlefield Road, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148208

## Reporting persons
- Ellis Mark Edward: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,939,671; sole dispositive power 0; shared dispositive power 9,939,671; aggregate amount beneficially owned 9,939,671 (5.9% of the class)
  Comment: (1) Consists of 9,939,671 shares of common stock held of record by the Ellis Trust dated September 11, 2015 (the Ellis Trust). The trustees of the Ellis Trust are Mark E. Ellis and Sydney L. Ellis, who hold shared voting and dispositive power with respect to the shares held of record by the Ellis Trust.
  
  (2) Based on an aggregate of 169,330,527 shares of common stock outstanding, as reported by the Issuer in the Issuer's prospectus filed under Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the SEC) on June 4, 2026, after giving effect to the Issuer's initial public offering (the IPO, including the exercise in full of the underwriters' over-allotment option as announced by the Issuer on June 5, 2026).
- Sydney L. Ellis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,939,671; sole dispositive power 0; shared dispositive power 9,939,671; aggregate amount beneficially owned 9,939,671 (5.9% of the class)
  Comment: (1) Consists of 9,939,671 shares of common stock held of record by the Ellis Trust. The trustees of the Ellis Trust are Mark E. Ellis and Sydney L. Ellis, who hold shared voting and dispositive power with respect to the shares held of record by the Ellis Trust.
  
  (2) Based on an aggregate of 169,330,527 shares of common stock outstanding, as reported by the Issuer in the Issuer's prospectus filed under Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the SEC) on June 4, 2026, after giving effect to the Issuer's IPO (including the exercise in full of the underwriters' over-allotment option as announced by the Issuer on June 5, 2026).
- Ellis Trust dated September 11, 2015: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,939,671; sole dispositive power 0; shared dispositive power 9,939,671; aggregate amount beneficially owned 9,939,671 (5.9% of the class)
  Comment: (1) Consists of 9,939,671 shares of common stock held of record by the Ellis Trust . The trustees of the Ellis Trust are Mark E. Ellis and Sydney L. Ellis, who hold shared voting and dispositive power with respect to the shares held of record by the Ellis Trust.
  
  (2) Based on an aggregate of 169,330,527 shares of common stock outstanding, as reported by the Issuer in the Issuer's prospectus filed under Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the SEC) on June 4, 2026, after giving effect to the Issuer's IPO (including the exercise in full of the underwriters' over-allotment option as announced by the Issuer on June 5, 2026).

## Item 1. Issuer
Name of issuer: Liftoff Mobile, Inc.
Address of issuer's principal executive offices: 900 Middlefield Road, Redwood City, CALIFORNIA, 94063.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by each of the following Reporting Persons: (i) Mark E. Ellis, (ii) Sydney L. Ellis and (iii) Ellis Trust dated September 11, 2015 (the Ellis Trust). The Ellis Trust directly holds 9,939,671 shares of the Issuer's common stock, par value $0.0001 per share. Mark E. Ellis and Sydney L. Ellis serve as co-trustees of the Ellis Trust and hold shared voting and dispositive power with respect to the shares held of record by the Ellis Trust. The filing of this Schedule 13G shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any securities reported herein as beneficially owned by any other Reporting Person, except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence:
The address for the principal business office of each Reporting Person is:

c/o Liftoff Mobile, Inc.
900 Middlefield Road
Redwood, City, California, 94063
Citizenship:
The Ellis Trust is organized in the state of California.

Mark E. Ellis and Sydney L. Ellis are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Ellis Mark Edward: /s/ Mark E. Ellis, Mark E. Ellis (08/07/2026)
- Sydney L. Ellis: /s/ Sydney L. Ellis, Sydney L. Ellis (08/07/2026)
- Ellis Trust dated September 11, 2015: /s/ Mark E. Ellis, Mark E. Ellis, Trustee (08/07/2026)
- Ellis Trust dated September 11, 2015: /s/ Sydney L. Ellis, Sydney L. Ellis, Trustee (08/07/2026)